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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 000-30361
Illumina, Inc.

(Exact name of registrant as specified in its charter)
9885 Towne Centre Drive, San Diego, CA 92121 Tel.: (858) 202-4500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Preferred Stock Purchase Rights (expired May 3, 2011)(1)

(Title of each class of securities covered by this Form)
Common Stock, $0.01 par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: None
     Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 4, 2011	By:	/s/ Christian G. Cabou Christian G. Cabou, SVP and General Counsel
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.
(1) The Preferred Stock Purchase Rights referenced above expired on May 3, 2011 in accordance with the terms of the Rights Agreement, dated May 3, 2001, by and between the registrant and Equiserve Trust Company, N.A. The registrant filed a Form 8-A to register the rights on May 14, 2001.
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